EXHIBIT 11(i)


INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Post-Effective Amendment No. 7 to Registration Statement (No. 33-48605) of The 59 Wall Street Fund, Inc. on behalf of The 59 Wall Street U.S. Equity Fund and The 59 Wall Street Inflation-Indexed Securities Fund (formerly, The 59 Wall Street Short/ Intermediate Fixed Income Fund (two of the series constituting The 59 Wall Street Fund, Inc.) of our reports dated December 17, 1996, appearing in the Annual Reports to Shareholders for the year ended October 31, 1996, and to the references to us under the headings "Financial Highlights" appearing in the Prospectuses, which are a part of such Registration Statement.


/S/DELOITTE & TOUCHE LLP
Boston, Massachusetts
February 28, 1997